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                          August 18, 2021

       Eric Ostertag, M.D., Ph.D.
       Chief Executive Officer
       Poseida Therapeutics, Inc.
       9390 Towne Centre Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Poseida
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 13,
2021
                                                            File No. 333-258804

       Dear Dr. Ostertag:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sean M. Clayton, Esq.